Exhibit 3(i)
Articles of Incorporation
OF
Great American Life Insurance Company
FIRST.        The name of the company shall be Great American Life Insurance Company (the “Company”).

SECOND.    The place in the State of Ohio where the Company’s principal office is located is the city of Cincinnati in Hamilton County, Ohio.

THIRD.    The purposes for which the Company is organized shall be:

(a)To make insurance upon the lives of individuals, and to transact every type of insurance allowed by Section 3911.01 of the Ohio Revised Code;

(b)To invest and reinvest its capital, surplus and accumulations in such investments as may now or in the future be permitted by law as investments of legal reserve life insurance companies; and

(c)To do all things necessary and proper to carry out the above purposes and to possess and have the right to exercise all powers and rights now or hereafter conferred by law upon domestic legal reserve life insurance companies under the laws of the State of Ohio.

FOURTH.    All corporate powers of the Company shall be exercised by the Board of Directors and the Officers selected by the Board of Directors.

FIFTH.    The number of Directors shall not be less than five nor more than 21 with the number of directors to be elected at any meeting of stockholders to be fixed by the stockholders at said meeting.

SIXTH.    This corporation shall have Officers as may from time to time be fixed by the Board of Directors. All Officers shall hold office for a term of one year unless sooner removed by the Board of Directors.

SEVENTH.    Vacancies among Directors shall be filled either by a majority vote of the remaining Directors or by a majority of stockholders entitled to vote, and the succeeding Director shall fill the unexpired term of the Director he is replacing. Vacancies among Officers shall be filled by the President. The succeeding Officer shall serve until the next annual meeting.

EIGHTH.    The total number of shares which the Company shall be authorized to have outstanding shall be 1,200,000. All of these shares shall be Common Stock with a par value of $7.50 per share. Stated capital shall be $1,507,500.00

NINTH.    No holder of any shares of the Company shall have any preemptive rights to subscribe for or to purchase any shares of the Company of any class, whether such shares or such class be now or hereafter authorized, or to purchase or subscribe for any security convertible into, or exchangeable for, shares of any class or to which shall be attached or appertained any warrants or rights entitling the holder thereof to purchase or subscribe for shares of any class.

TENTH.    The Company, through its Board of Directors, shall have the right and power to purchase any of its outstanding shares at such price and upon such terms as may be agreed upon between the Company and any selling stockholder.

ELEVENTH.    The affirmative vote of stockholders entitled to exercise a majority of the voting power shall be required to amend these Articles of Incorporation, approve mergers and to take any other action which by law must be approved by a specified percentage of all outstanding shares entitled to vote.

TWELFTH.    The provisions of Section 1701.831 of the Ohio Revised Code or any successor provisions relating to control share acquisitions shall not be applicable to the Company.

THIRTEENTH.    These Amended and Restated Articles of Incorporation take the place of and supersede the existing Articles of Incorporation of the Company as heretofore amended and/or restated.